EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer‑Danfoss Inc.
Employee Benefit Committee
Employee Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer‑Danfoss Inc. of our report dated June 27, 2012 with respect to the statement of net assets available for benefits of the Sauer‑Danfoss Employees' Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held at the end of year as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Sauer‑Danfoss Employees' Savings Plan.
/s/ LWBJ, LLP
West Des Moines, Iowa
June 27, 2012